Exhibit 99.2

LITHIUM AMERICAS CORP.

Voting Results for Annual General and Special Meeting of Shareholders of Lithium Americas Corp.
(the “Company”) held on May 7, 2020 (the “Meeting”)

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure  Obligations
Section 11.3

Matters Voted Upon

			Outcome of Vote	Votes For	Votes Against

1.	Setting the number of directors of the Company at nine (9)		Carried	48,387,985 (99.45%)	270,052 (0.55%)

2.	The election of the following directors:		Outcome of Vote	Votes For	Votes Withheld

	(a)	Fabiana Chubbs	Carried	48,344,163 (99.35%)	313,874 (0.65%)

	(b)	Jonathan Evans	Carried	47,387,240 (97.39%)	1,270,797 (2.61%)

	(c)	Dr. Michael Fischer	Carried	47,191,911 (96.99%)	1,466,126 (3.01%)

	(d)	Yuan Gao	Carried	48,370,739 (99.41%)	287,299 (0.59%)

	(e)	George Ireland	Carried	48,067,018 (98.79%)	591,019 (1.21%)

	(f)	John Kanellitsas	Carried	47,336,983 (97.29%)	1,321,054 (2.71%)

	(g)	Franco Mignacco	Carried	47,372,762 (97.36%)	1,285,275 (2.64%)

	(h)	Gabriel Rubacha	Carried	47,378,855 (97.37%)	1,279,182 (2.63%)

	(i)	Xiaoshen Wang	Carried	46,934,997 (96.46%)	1,723,040 (3.54%)

			Outcome of Vote	Votes For	Votes Withheld

3.	Appointment of PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year and authorizing the directors to fix their remuneration		Carried	63,824,561 (99.69%)	199,377 (0.31%)
			Outcome of Vote	Votes For	Votes Against
4.	Approval to amend the Company’s equity incentive plan from a “rolling 10% plan” to a “fixed plan” with an aggregate number of		Carried	46,973,632 (96.54%)	1,684,407 (3.46%)

shares not to exceed 16% of the Company’s issued and outstanding common shares as of April 1, 2020 (the record date for the Meeting), as more particularly described in the information circular for the Meeting

Each vote was conducted by show of hands (and accordingly, the above totals represent proxies cast in addition to one shareholder who voted shares in person at the meeting). All directors were elected to serve as directors until the Company’s next annual meeting of shareholders.